

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

<u>VIA U.S. MAIL AND FACSIMILE</u>

Guy Hébert
President, Chief Executive Officer and Director
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville
Quebec, Canada J4B 7K1

      **Re: Strateco Resources Inc.
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed March 16, 2010
           Forms 10-Q for Fiscal Quarters Ended March 31, 2010
           Filed May 11, 2010
           File No. 0-49942**

Dear Mr. Hébert:

      We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Anne Nguyen Parker
                   Branch Chief